

November 29, 2010

Humberto Bravo
President and Director
Placer Del Mar, Ltd.
9190 Double Diamond Parkway
Reno, NV 89521

> **Re: Placer Del Mar, Ltd.**
> **Registration Statement on Form 10**
> **Filed September 14, 2010**
> **File No. 0-54118**

Dear Mr. Bravo:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director